

Mail Stop 3561

August 15, 2018

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
804 Carnegie Center
Princeton, New Jersey 08540

      Re: NRG Energy, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 1, 2018
             File No. 1-15891

Dear Mr. Andrews:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Jennifer Thompson

                                Jennifer Thompson
                                Accounting Branch Chief
                                Office of Consumer Products